UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

J-Star Holding Co., Ltd. furnishes under the cover of Form 6-K the following in connection with the general meeting of its shareholders.

Exhibits

Exhibit No.	Description
99.1	Notice of General Meeting of the Shareholders of J-Star Holding Co., Ltd., to be held on December 9, 2025.
99.2	Form of Proxy Card
99.3	Form of Fifth Amended and Restated Memorandum and Articles of Association

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025	J-Star Holding Co., Ltd.

	By:	/s/ Sam Van
	Name:	Sam Van
	Title:	Chief Executive Officer

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